UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Emisphere Technologies, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

291345106
(CUSIP Number)

August 25, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ] Rule 13d-1(b)

 [X] Rule 13d-1(c)

 [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bai Ye Fang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	...........................................................................................................................................................
	(b)	...........................................................................................................................................................

3.	SEC Use Only ............................................................................................................................................

4.	Citizenship or Place of Organization..................................................................Spain….................…..

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power ...................................................................................4,675,165.......................

	6.	Shared Voting Power ............…................................................................…45,000......................

	7.	Sole Dispositive Power............................................................................4,675,165......................

	8.	Shared Dispositive Power ............................................................................45,000.....................

9.	Aggregate Amount Beneficially Owned by Each Reporting Person .........4,720,165……..........…

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ..........

11.	Percent of Class Represented by Amount in Row (11) .................................8.84%.........................

12.
Type of Reporting Person (See Instructions)
.......IN........................................................................................................................................................

Item 1.

(a)	The name of the issuer is Emisphere Technologies, Inc. (the “Issuer”).

(b)	The address of the Issuer’s principal executive offices is 240 Cedar Knolls Road, Cedar Knolls, NJ 07927.

Item 2.

    (a)  The name of the reporting person is Bai Ye Feng (“Reporting Person”).

(b) The business address of the Reporting Person is Room 1001, Tung Chai Bldg. 86-90 Wellington St. Central, Hong Kong.

(c)  The Reporting Person’s citizenship is Spain.

(d)  This Schedule 13G relates to the common stock, par value $.01 per share (the “Common Stock”) of the Issuer.

(e)  The CUSIP number is 291345106.
.
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3©(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J),

Item 4. Ownership

(a) The Reporting Person beneficially owns 4,720,165 shares of the Common Stock of the Issuer.

(b) Percent of class: 8.84%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 4,675,165.

(ii) Shared power to direct the vote: 45,000.

(iii) Sole power to dispose or to direct the disposition of: 4,675,165.

(iv) Shared power to dispose or direct the disposition of: 45,000.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

An aggregate of 45,000 shares of the Common Stock of the Issuer are owned by Lighthouse Consulting Limited, a Hong Kong Company of which Mr. Feng is principal.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                            September 2, 2010

/s/ Bai Ye Feng
Bai Ye Feng